Alpha Architect ETF Trust

213 Foxcroft Road

Broomall, Pennsylvania 19008

November 12, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust

Withdrawal of Post-Effective Amendment Nos. 64, 72, 78, 83, 85, 85, 87, and 90 on Form N-1A (Accession Nos. 0001829126-21-002591; 0001829126-21-005800; 0001829126-21-006982; 0001829126-21-008741; 0001829126-21-009983; 0001592900-21-000286; 0001829126-21-010019; and 0001829126-21-011918)

(File Nos. 333-195493 and 811-22961)

Ladies and Gentlemen:

On behalf of Alpha Architect ETF Trust (the “Registrant”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), filed via EDGAR with the Securities and Exchange Commission (the “Commission”) on April 16, 2021 (“PEA No. 64”). Additionally, I hereby submit this application for withdrawal of Post-Effective Amendment Nos. 72, 78, 83, 85, 85 (an inadvertent duplicative fling), 87 (a corrective filing), and 90 to the Registrant’s Registration Statement on Form N-1A together with all exhibits pursuant to Rule 477(a) of the Act, filed via EDGAR with the Commission on June 30, 2021, July 29, 2021, August 26, 2021, September 14, 2021, September 15, 2021, September 15, 2021, and October 13, 2021, respectively (collectively, the “Delaying Amendments”). The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA No. 64.

The Registrant respectfully requests that PEA Nos. 64, 72, 78, 83, 85, 85, 87, and 90 each be withdrawn because the Registrant does not intend to launch the new exchange-traded fund contemplated therein at this time. No securities have been sold in connection with the proposed offering.

If you have any questions regarding this matter, please contact the undersigned at 215-882-9983 or Michael Pellegrino, counsel to the Trust, at 856-292-8331.

Wesley R. Gray